September 23, 2020

Securities and Exchange Commission

Washington, DC 20549 - 0405

U.S.A.

Dear Ladies and Gentleman;

We are the former independent auditors for Tower One Wireless Corp. (the "Company"). The Company provided us with a copy of the disclosures in its Current Report on Form 20-F and for the year ended December 31, 2019 (the "Form 20-F") and requested that we furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not we agree with the statements in Item

16F of the Form 20-F, and if not, stating the respects with which we do not agree.

We have read the Company's disclosure regarding "Changes in Registrant's Certifying Accountant" as included in Item 16F of the Form 20-F and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours very truly,

Manning Elliott LLP